UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from

to

Commission File Number
000-50275

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
BCB Community Bank 401(k) Plan

B:	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
BCB Bancorp, Inc.
104-110
Avenue C
Bayonne, New Jersey 07002

BCB Community Bank

401(k) Plan

Financial Statements and

Supplementary Schedules

- Modified Cash Basis

As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

Document Contents

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
BCB Community Bank 401(k) Plan
Bayonne, New Jersey
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the BCB Community Bank 401(k) Plan (the “Plan”) as of December 31, 2025, the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the
responsibility
of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter — Basis of Accounting
We draw attention to Note 2 to the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.
Supplemental Information
The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and ERISA-required Supplemental Schedule H, line

4i-

Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2026.

New York, New York

June 29, 2026

Report of Independent Registered Public Accounting Firm
To the Board of Directors, Plan Administrator and Plan Participants of BCB Community Bank 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of BCB Community Bank 401(k) Plan (the Plan) as of December 31, 2024, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2024, and the related notes to financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2024, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2024, in conformity with the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Basis of Accounting
We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

We served as the Plan’s auditor from 2018 to 2025.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
June 29, 2026

BCB Community Bank 401(k) Plan

Statements of Net Assets Available for Benefits – Modified Cash Basis
December 31, 2025 and 2024

	2025	2024
Assets
Investments, at fair value	$20,654,058	$18,122,090
Investments, at contract value	834,148	876,954

Total investments	21,488,206	18,999,044
Notes receivable from participants	359,842	451,980

Net assets available for benefits	$21,848,048	$19,451,024

See report of independent registered public accounting firm and accompanying notes to financial statements.

BCB Community Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits – Modified Cash Basis
Year Ended December 31, 2025

Additions to Net Assets Attributed to
Investment Income:
Interest and dividends	$124,507
Net appreciation in fair value of investments	1,996,267

Total investment income	2,120,774

Interest income on notes receivable from participants	31,200

Contributions:
Participant contributions	1,435,464
Employer contributions	686,211
Other (including rollovers)	51,149

Total contributions	2,172,824

Total additions	4,324,798

Deductions from Net Assets Attributed to
Benefits paid to participants	1,742,952
Deemed distributions of participant loans	176,046
Administrative expenses	8,776

Total deductions	1,927,774

Net increase in net assets available for benefits	$2,397,024
Net Assets Available for Benefits
Beginning of year	$19,451,024

End of year	$21,848,048

See report of independent registered public accounting firm and accompanying notes to financial statements.

BCB Community Bank 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan
The following brief description of the provisions of the BCB Community Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.
General
The Plan is a defined contribution plan which covers all eligible employees who have elected to participate. Employees are eligible to participate in the Plan on the first day of the calendar month following the date they attain age
18
and complete 30 consecutive days of service or 1,000 hours of service in an eligibility computation period, provided the employee is eligible at the end of that period. Employer contributions require one
year of service, as defined in the Plan Agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan’s trustee is Voya Institutional Trust Company (“Voya”).
Plan Sponsor
BCB Community Bank located in Bayonne, New Jersey is a subsidiary of BCB Bancorp, Inc. (the “Company”), a New Jersey corporation.
Participant Contributions
Participants may elect to contribute a flat dollar amount or a percentage from 1% to 100% of their pretax compensation. For participants enrolled under the Qualified Automatic contribution Arrangement (“QACA”) Safe Harbor Automatic Enrollment, contributions are subject to an automatic annual increase of 1% each year, up to a maximum of 6%. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up
contributions. Participants may also make rollover contributions to the Plan.
Employer Contributions
BCB Community Bank (the “Bank”) provides a safe harbor matching contribution to meet certain nondiscrimination requirements. The safe harbor contribution matches employee contributions at 100% that do not exceed 2% of compensation for the Plan year plus another 50% of elective deferrals that exceed 2% of compensation for the Plan year, but do not exceed 4% of compensation. The Bank may also make a profit sharing contribution to the Plan each year. To be eligible to receive the profit sharing contribution, certain requirements, which are stated in the Plan document, must be satisfied. There were no profit sharing contributions made to the Plan in 2025.
Participant Accounts
All contributions are directed by the participant into various investment options offered by the Plan. Each participant’s account is credited with the participant’s contributions and the Bank’s matching contribution and an allocation of the Bank’s profit sharing contribution (if applicable) and Plan earnings or losses. Participant accounts are charged with an
See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan
Notes to Financial Statements

allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant’s account. The value of participant accounts will fluctuate with the market values of the securities in which the accounts are invested.
Vesting
A participant has, at all times, a vested and nonforfeitable right to the entire balance in his or her contribution and rollover contribution accounts. Each participant attains a vested and nonforfeitable right in the Bank’s profit sharing contributions according to the following schedule.

Years of Service	Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%
Vesting in the Bank’s safe harbor and any qualified elective matching contributions based on the following schedule:

Years of Service	Percentage
Less than 2 years	0%
Two or More Years	100%
A participant becomes 100% vested in profit sharing contributions upon death or disability.
Plan Sponsor Stock
Participants may invest in common stock of BCB Bancorp, Inc. (the “Stock”) through a common stock fund.
Benefit Distributions
On termination of service in the event of death, disability, retirement or other reasons, a participant or designated beneficiary in the event of death, may elect to receive either a lump-sum
amount equal to the value of the participant’s vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan
Notes to Financial Statements

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the vested balance in the participants’ account and bear interest at the rate designated by the Plan Administrator. Interest rates range from 3.25% to 8.50% as of December 31, 2025. Terms range from one
to
five
years or greater if used for the purchase of a principal residence.
Forfeitures
Forfeited balances of terminated participating
non-vested
accounts may be used to reduce future Bank contributions to the Plan or to pay plan administrative expenses. There were $355 forfeited amounts at December 31, 2025 and $0 at December 31, 2024.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the modified cash basis of accounting. Although not in accordance with accounting principles generally accepted in the United States of America (GAAP), this method of accounting is permitted under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA and is a comprehensive basis of accounting other than GAAP. Therefore, certain additions and related assets are recognized when received rather than when earned and certain liabilities and expenses are recognized when paid rather than when the obligations are incurred.
Use of Estimates
The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the determination of the fair value of the Plan’s assets. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements. The assets of the Plan are subject to market fluctuations which could affect balances available for benefits.
Purchases and sales of securities are recorded on a trade-date basis.
Interest and dividend income, capital gains and losses are recorded at the time the proceeds are received.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan
Notes to Financial Statements

Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investment Fees
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued unpaid interest. If a participant ceases to make loan repayments, the Plan Administrator deems the participant loan to be in default. Once a distribution event occurs, such as employment termination, the participant loan balance is reduced, and a benefit payment is recorded.
Contributions
Contributions from Plan participants and the employer contributions from
the
Bank
are recorded when received.
Benefit Payments
Benefit payments are recorded when paid.
Administrative Expenses
The Company intends to pay all of the administrative expenses of the Plan directly, but reserves the right to authorize such expenses be paid by the Plan. Any such payment of administrative expenses by the Plan will be allocated among the various investment funds in proportion to the fair value of the assets on the last valuation date and allocated to the various accounts in the same manner as a gain on investments. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/depreciation of fair value of investments.

3.	Plan Termination
Although it has not expressed intent to do so, the Bank has the right under the
Plan to terminate the Plan, at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as set forth in the Plan document.

4.	Related Party and Party-in-Interest Transactions
The Plan owns shares of the common stock of the Company. The Plan permits that Bank matching contributions may be used to purchase common stock of the Company, and participants may also elect to invest in the Company’s Stock. These transactions qualify as related party and party-in-interest
transactions. The Plan owns 121,173 and 113,300

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan
Notes to Financial Statements

shares of the common stock of the Company as of December 31, 2025 and 2024, respectively. Total purchases related to the Company’s Stock at market value for 2025 were approximately
$223,000. Total sales related to the Company’s Stock at market value for 2025 were approximately $120,000. No shares were released in connection with the payment of benefits in 2025 and 2024.
Certain administrative functions of the Plan are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.
The Plan’s investments are managed by Voya. These transactions qualify as party-in-interest
transactions. Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statement of changes in net assets available for benefits as administrative expenses. Fees for accounting and other administrative services are paid for by the Bank.

5.	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).
The three levels of the fair value hierarchy under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan
Notes to Financial Statements

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2025 and 2024.
The BCB Community Bank Stock Fund (the “Fund”) is tracked on a unitized basis. At December 31, 2025, the Fund consists of common stock of the Company and the State Street Short-Term Investment Fund (“STIF”), a money market fund, that are sufficient to meet the Fund’s daily cash needs. The common stock of the Company is at quoted market price from a national securities exchange and the money market fund is valued at cost,which approximates fair value. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the STIF held by the fund. As of December 31, 2025 and 2024, the fair value of the Plan’s investments in common stock was $1,411,380 and $1,770,944, respectively, and the fair value of the Plan’s investment in STIF was $131,202 and $136,756, respectively.
Pooled separate accounts are valued based upon the units of such pooled separate accounts held by the Plan at year end multiplied by the respective unit value. As of December 31, 2025 and 2024, pooled separate accounts held by Voya are valued at their “accumulation unit value” (AUV). These are valued daily as the number of accumulation units held multiplied by the AUV. The AUV is determined daily based on the net asset value of shares of the underlying fund, the fund’s dividends and the contract’s separate account charges. Investments in the pooled separate accounts are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and in accordance with FASB ASC
820-10
have not been classified in the fair value hierarchy. The underlying investments in pooled separate accounts consist of various mutual funds and collective investment trusts whose investment strategies are to seek capital appreciation.
Due to the nature of the pooled separate accounts discussed above, there are no unfunded commitments or redemption restrictions.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025 and 2024:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Company common stock fund	$1,542,582	$—	$—	$1,542,582

Total assets in the fair value hierarchy	$1,542,582	$—	$—	1,542,582

Investments measured at net asset value (a)				19,111,476

Investments at fair value				$20,654,058

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Company common stock fund	$1,907,700	$—	$—	$1,907,700

Total assets in the fair value hierarchy	$1,907,700	$—	$—	1,907,700

Investments measured at net asset value (a)				16,214,390

Investments at fair value				$18,122,090

(a)
In accordance with FASB ASC
820-10,
certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits and notes to the financial statements.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan
Notes to Financial Statements

6.	Guaranteed Annuity Contract with Voya
The Plan offers the option to invest in a guaranteed annuity contract with Voya who maintains the contributions in a general account. The contract is considered fully benefit- responsive and is reported at contract value. Contract value, as reported to the Plan by Voya, $834,148 and $876,954 at December 31, 202
5
 and 2024, respectively represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Voya is contractually obligated to repay the principal and interest at the specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by Voya but may not be less than 1%.
This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
The Plan’s ability to receive amounts due in accordance with the contract is dependent on Voya’s ability to meet its financial obligations. Voya’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with Voya. These events may be different under each contract. Examples of such events include the following:
1. The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt
under Section 501(a) of the Internal Revenue Code
2. Premature termination of the contract
3. Plan termination or merger
4. Changes to the Plan’s prohibition on competing investment options
5. Bankruptcy of the Bank or other events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with Voya and that also would limit the ability of the Plan to transact at contract value with the participants.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan
Notes to Financial Statements

In addition, certain events allow Voya to terminate the contract with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events may include the following:
1. An uncured violation of the Plan’s investment guidelines
2. A breach of material obligation under the contract
3. A material misrepresentation
4. An amendment to the agreement without the consent of Voya.

7.	Risk and Uncertainties
The Plan offers investment options in various investment securities, including the Company common stock fund, pooled separate accounts and a guaranteed annuity contract which are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
As of December 31, 2025, the Plan had investments of $7,031,588 concentrated in 3 funds representing 32% of the net assets available for benefits.

8.	Income Tax Status of the Plan
The Plan adopted CCH Incorporated DBA FTWilliam Com’s Volume Submitter Profit Sharing Plan with Cash or Deferred Arrangement (“CODA”). The IRS determined and informed the Volume Submitter by letter dated June 30, 2020, that the Volume Submitter Profit Sharing Plan with CODA was accepted under Section 401a of the IRC for use by employers for the benefit of their employees. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax exempt. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.
Plan management is required to evaluate tax positions taken by the plan. Since the Plan utilizes the modified cash basis of accounting the resulting tax impact of these tax positions are recognized in the financial statements when they are actually paid, based on the result of this evaluation. The Plan is subject to examination by taxing authorities; however, there are currently no examinations for any periods in progress.

See report of independent registered public accounting firm.

BCB
Community
Bank 401(k) Plan
Notes to Financial Statements

9.	Delinquent Participant Deferrals
During the Plan year ended December 31, 2025, participant contributions and loan repayments
amounting to $52,248 and $5,844 respectively, were not remitted to the Plan within the period prescribed by DOL regulations. These transactions constitute non-exempt party-in-interest transactions or prohibited transactions as defined by ERISA. The Plan Sponsor has followed the correction plans within IRS guidance, and is in the process or correcting these transactions.

10.	Subsequent Events
Management has evaluated subsequent events through June 29, 2026, the date the financial statements were issued, and determined that no other events occurred that require disclosure or adjustment to the financial statements.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan
Notes to Financial Statements

BCB Community Bank 401(k) Plan
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
E.I.N. 22-3760320 Plan Number 001
Year Ended December 31, 2025

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Description of Transaction	Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Delinquent contributions for the year ended December 31, 2025	$58,092	$58,092	—	—	—

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan
Notes to Financial Statements

BCB Community Bank 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 22-3760320 Plan Number: 001
December 31, 2025

(a)	Identity of Issuer (b)	Description of Investment (c)	Cost **(d)	Current Value (e)
*	BCB Bancorp, Inc.	Common Stock Fund		$1,542,582
	Voya Retirement Insurance and Annuity Company	BlackRock LifePath Index 2030		1,657,330
	Voya Retirement Insurance and Annuity Company	BlackRock LifePath Index 2060		608,585
	Voya Retirement Insurance and Annuity Company	BlackRock LifePath Index Return Fund		648,521
	Voya Retirement Insurance and Annuity Company	BlackRock LifePath Index 2050		610,287
	Voya Retirement Insurance and Annuity Company	BlackRock LifePath Index 2055		226,324
	Voya Retirement Insurance and Annuity Company	American Funds Cap Income Bld		441,621
	Voya Retirement Insurance and Annuity Company	DFA US Targeted VI Port Ins		224,605
	Voya Retirement Insurance and Annuity Company	BlackRock LifePath Index 2045		178,518
	Voya Retirement Insurance and Annuity Company	BlackRock LifePath Index 2040		1,487,114
	Voya Retirement Insurance and Annuity Company	BlackRock LifePath Index 2035		1,256,029

See report of independent registered public accounting firm.

1
8

*	Voya Retirement Insurance and Annuity Company	Voya Large Cap Growth Fund	2,438,273
*	Voya Retirement Insurance and Annuity Company	Voya Mid Cap Growth Fund	357,386
*	Voya Retirement Insurance and Annuity Company	Voya Mid Cap Value Fund	166,707
	Voya Retirement Insurance and Annuity Company	Fidelity Total International Index Fund	1,006,838
*	Voya Retirement Insurance and Annuity Company	Voya Large Cap Value Fund	1,614,631
*	Voya Retirement Insurance and Annuity Company	Voya Small Cap Growth Fund	28,203
	Voya Retirement Insurance and Annuity Company	Blackrock Life Path Index 2065	137,917
	Voya Retirement Insurance and Annuity Company	Blackrock Life Path Index 2070	20,694
*	Voya Retirement Insurance and Annuity Company	Voya Core Bond Fund	910,266
	Voya Retirement Insurance and Annuity Company	Fidelity 500 Index Fund	2,682,945
	Voya Retirement Insurance and Annuity Company	Fidelity Small Cap Index Fund	152,681
	Voya Retirement Insurance and Annuity Company	Fidelity Real Estate Index Fund	57,970
	Voya Retirement Insurance and Annuity Company	Fidelity Mid Cap Index Fund	173,997

See report of independent registered public accounting firm.

1
9

	Voya Retirement Insurance and Annuity Company	Pimco Commodity Rl Rtn	113,335
	Voya Retirement Insurance and Annuity Company	Vanguard Balanced Index Fnd Adm	1,910,370
*	Voya Retirement Insurance and Annuity Company	Voya Gov Money Market	329
*	Voya Retirement Insurance and Annuity Company	Voya Fixed Account	834,148
*	Participant Loans	Participant loans 3.25% to 8.50%	359,842

		Total	$21,848,048

*	A party-in-interest as defined by ERISA
**	Cost Information is not required for participant directed investments

See report of independent registered public accounting firm.

2
0

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, P.C.

23.2	Consent of Wolf & Company, P.C.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BCB COMMUNITY BANK 401(K) PLAN

Date: June 29, 2026	By:	/s/ Karen M. Duran
Name: Karen M. Duran
Title: Chief Accounting Officer
BCB Community Bank